23002311

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SEC FILE NUMBER
8-00094

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: B. C. ZIEGLER AND COMPANY

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE NORTH WACKER DRIVE, SUITE 2000
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RYAN JEFFERSON	312-596-1607	rjefferson@ziegler.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US, LLP
(Name – if individual, state last, first, and middle name)

30 S. WACKER DRIVE, SUITE 3300	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Jefferson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of B. C. Ziegler and Company, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Director / Chief Financial Officer

[signature] Donald J. Liebetrau

Notary Public

My Commission Expires 8/24/2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
B.C. Ziegler and Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 27, 2023

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2022
(in thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 1,147
Net receivable for unsettled trades	12,940
Receivables, net of allowance for credit losses of $9	4,456
Financial instruments owned, at fair value	66,496
Furniture, equipment and leasehold improvements, net	5,328
Deferred tax assets	856
Income tax receivable from parent	132
Right of use assets	12,055
Other assets	2,521
Total assets	$ 105,931

LIABILITIES AND STOCKHOLDER'S EQUITY

Drafts payable	$ 103
Payable to clearing broker	29,786
Financial instruments sold, not yet purchased, at fair value	9,083
Accrued compensation	14,895
Accounts payable, accrued expenses and other liabilities	2,364
Lease liability	15,751
Total liabilities	71,982
Commitments and contingencies	-
Stockholder's equity:	
Common stock	
Class A--$1 par, 1,150,000 shares authorized and issued	1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	17,684
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	33,949
Total liabilities and stockholder's equity	$ 105,931

See accompanying notes to financial statements.

(1) Organization and Nature of Business

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Wisconsin corporation and is a wholly-owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company is engaged in specialty investment banking for the senior living, healthcare, and education sectors as well as general municipal and structured finance. The Company provides bond financing, corporate finance, financial advisory, risk management advisory, merger and acquisition advisory, fixed income institutional sales and trading, private placement, seed capital, private equity, venture capital and related financial services. These services are provided to institutions, businesses, and individuals throughout the United States.

(2) Significant Accounting Policies

Financial Instruments Owned

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as a principal. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, are included on the Statement of Financial Condition, are recorded at fair value in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are considered trading securities.

Receivables

Receivables includes amounts due the Company from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned, amounts due for financial advisory and merger and acquisition transactions and services, and amounts due from affiliates and related parties.

Credit Losses

The Company recognizes and measures credit losses using the modified approach in accordance with Accounting Standards Update ("ASU") 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The allowance for losses for financial assets that are measured at amortized cost reflects the Company's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, are recognized in earnings. The Company's expected loss methodology for accounts receivable is developed using historical experience and current and future economic conditions for customer contracts. Due to the short-term nature of receivables, the estimated amount of accounts receivable that may not be collected is based upon aging of the accounts receivable and the financial condition of customers. Balances are written off when determined to be uncollectible.

Leases

The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the incremental borrowing rate based on the information available at the commencement date for all leases is used. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as separate lease components.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

Use of Estimates

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

Certain of the Company's financial instruments, primarily financial instruments owned, are carried at fair value. To differentiate between the approach to fair value measurements, a three level hierarchy which prioritizes the inputs to valuation techniques is used to classify fair value measurements:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access on the measurement date.

- Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, either directly or indirectly.

- Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value. Unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability.

In valuing financial assets and liabilities, the Company uses techniques believed to be appropriate for each particular financial asset or liability to estimate fair value. These techniques require some degree of judgment and utilize assumptions that market participants would use in pricing the asset or liability. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The following valuation techniques are considered for the financial assets and liabilities of the Company:

- Fixed rate municipal securities are classified as Level 2 in the fair value hierarchy. The securities are generally valued using quoted prices from external data providers and market participants. Valuation information provided by external data providers and market participants generally includes a derived fair value utilizing a model where inputs to the model are directly observed by the market, or can be derived principally from or corroborated by observable market data, or fair value using other financial instruments, the parameters of which can be directly observed.

- Corporate debt securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the corporate debt securities is based on the closing price on the exchange on which the securities are traded. In the event that a security would be subject to very limited or no market trading, such securities could be classified as Level 2 or Level 3 in the fair value hierarchy.

- Preferred equity securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the preferred equity securities is based on the closing price on the exchange on which the preferred equity securities are traded. In the event that a preferred equity security would be subject to very limited or no market trading, such preferred equity securities could be classified as Level 2 or Level 3 in the fair value hierarchy.

- Other securities consist primarily of mutual funds and equities which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

- U.S. Government securities consist of treasury securities, primarily treasury notes, which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

The following table presents the valuation of the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash Equivalents				
Money market mutual funds	$ 607	$ -	$ -	$ 607
Financial Instruments Owned				
Municipal securities - fixed rate	$ -	$ 61,277	$ -	$ 61,277
Corporate debt securities	1,370	-	-	1,370
Preferred equity securities	3,086	-	-	3,086
Other securities	763	-	-	763
Total financial instruments owned measured at fair value on a recurring basis	$ 5,219	$ 61,277	$ -	$ 66,496
LIABILITIES				
Financial instruments sold, not yet purchased:				
U.S. government securities	$ 9,083	$ -	$ -	$ 9,083
Total financial instruments sold, not yet purchased	$ 9,083	$ -	$ -	$ 9,083

(4) Financial Instruments Owned

Financial instruments owned consists of the trading securities at fair value, as follows:

Municipal securities - fixed rate	$ 61,277
Corporate debt securities	1,370
Preferred equity securities	3,086
Other securities	763
	$ 66,496

Financial instruments owned includes $65,733 of securities held by the clearing broker and $763 of securities held directly with the issuers.

(5) Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements consists of the following:

Computers and equipment	$ 4,018
Leasehold improvements	5,565
Furniture	2,944
Furniture, equipment and leasehold improvements, at cost	12,527
Less accumulated depreciation and amortization	(7,199)
Furniture, equipment and leasehold improvements, net	$ 5,328

(6) Payable to Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The relationship with the Company's clearing broker results in net amounts payable for financial instrument purchases, transaction processing, and losses on securities transactions offset by financial instrument sales, commissions earned, fees earned, and profits on securities transactions. The amount payable to the clearing broker totals $29,786 at December 31, 2022. Net securities held by the Company at the clearing broker with a market value of $65,733 were available to collateralize amounts payable to the clearing broker.

(7) Related Party Transactions

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $20,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 7.50% at December 31, 2022. The Company had no amounts outstanding under this financing arrangement at December 31, 2022.

As permitted by the SEC's Uniform Net Capital Rule (the "Rule") 15c3-1, in order to enable the Company to complete specific underwritings, the Company has the ability to borrow from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $20,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less under the terms of the financing arrangement. The Company had no outstanding borrowings under this financing arrangement at December 31, 2022.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. The Company had no outstanding balances due from the Parent under this arrangement at December 31, 2022.

The Company extends financing to Ziegler Financing Corporation ("ZFC"), a wholly-owned subsidiary of the Parent, whereby the Company will lend up to $3,000 to ZFC on a continuous basis. Interest on this financing arrangement is variable at the prime rate. The Company had no outstanding balances due from the ZFC under this arrangement at December 31, 2022.

The Company provides administrative support and/or marketing services to the Parent and ZFC. Amounts due to the Company for these services and other intercompany settlements were $271 at December 31, 2022, and are included in Receivables on the Statement of Financial Condition.

(8) Line of Credit

The Company shares a bank line of credit with the Parent and ZFC totaling $20,000 as of December 31, 2022. The Company does not guarantee nor is it liable for draws made by the Parent or ZFC. In accordance with normal banking practices, this line of credit may be withdrawn at the discretion of the lender. The interest rate is 6.9% at December 31, 2022. The Company, the Parent, and ZFC had no amounts outstanding under this line of credit agreement on December 31, 2022.

(9) Income Taxes

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2022, are as follows:

Deferred tax assets:	
Deferred revenue	$ 62
Deferred rent	4,074
Net operating loss carryforwards	1,108
Other assets	155
Total deferred tax assets	5,399
Deferred tax liabilities:	
Fixed assets	(1,221)
Right of use asset	(3,122)
Deferred compensation	(200)
Total deferred tax liabilities	(4,543)
Net deferred tax asset	$ 856

Tax years that remain subject to examination by major tax jurisdictions include 2018 through 2022.

(10) Net Capital Requirements

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net regulatory capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net regulatory capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2022, the Company had net regulatory capital of $11,808 which was $11,558 in excess of its required minimum net regulatory capital. Such net regulatory capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(11) Commitments and Contingent Liabilities

In the normal course of business, the Company is the subject of customer complaints and claims, which are regularly reviewed, and is named as a defendant in various legal actions arising from the securities and other businesses. The Company establishes accruals for losses determined to be probable as a result of customer complaints, claims, and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint, claim, or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. The Company had no outstanding commitments to purchase debt securities at December 31, 2022.

In the normal course of business, the Company serves as the remarketing agent on certain municipal variable-rate demand notes that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered notes into its own securities inventory. The Company finances the purchase of municipal variable-rate demand notes through its clearing broker.

(13) Leases

The Company has obligations as a lessee for office space and other office equipment with initial noncancellable terms in excess of one year. The Company classified these leases as operating leases. These leases may contain renewal options, however because the Company is not reasonably certain to exercise these renewal options the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other supplemental cash flow information related to operating leases as of December 31, 2022:

Supplemental cash flow information:	
Weighted average remaining lease term	6.33 years
Weighted average remaining discount rate:	3.34%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

(13) Revenues from Contracts with Customers

Advisory fees from merger and acquisition engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Fees received prior to the completion of the transaction, such as retainers, are deferred within Accounts Payable, Accrued Expenses, and Other Liabilities on the Statement of Financial Condition and considered a contract liability. Company receives for its advisory services are considered variable as they are contingent upon a future event. The Company recognizes a receivable between the date of completion of the performance obligation and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client.

Contract Balances:

The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (a contract liability) until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $2,541 at December 31, 2022. The Company had no significant credit losses related to these receivables.

Deferred revenue primarily relates to retainer fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied and are considered a contract liability. Deferred revenue was $241 at December 31, 2022.

Contract Expenses:

Deferred expenses considered contract costs on underwriting transactions that have not been completed were $45 at December 31, 2022 and are included in Other Assets.

(15) Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date, but before the financial statements are issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.